KMS FINANCIAL SERVICES, INC.
(a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc.)

Audited Financial Statements

December 31, 2018

C O N T E N T S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15433

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KMS FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2001 SIXTH AVENUE, SUITE 2801
(No. and Street)

SEATTLE	WA	98121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY S. SIMS 206-441-2885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP
(Name – *if individual, state last, first, middle name*)

ONE CALIFORNIA STREET, SUITE 1700	SAN FRANCISCO	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, JEFFREY S. SIMS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KMS FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANNE INFANTINO NOTARY PUBLIC STATE OF WASHINGTON COMMISSION EXPIRES 7-25-22 173240

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
KMS Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KMS Financial Services, Inc. (the "Company") a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., as of December 31, 2018, and the related statements of operations, changes in stakeholder's equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in the Schedule of Computation of Net Capital Under the SEC Uniform Net Capital Rule 15c3-1 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in the Schedule of Computation of Net Capital under the SEC Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
March 1, 2019

CONFIDENTIAL



ASSETS

Cash	$10,831,017
Commissions, investment advisory fees and other receivables	5,400,153
Due from broker	876,291
Securities owned, at fair value	944,946
Prepaid expenses and other assets	4,601,458
Contract acquistion costs, net	1,294,389
Deposits with clearing organizations	150,000
Office equipment, net of accumulated depreciation of $452,556	214,658
Deferred income tax asset	119,560
	$24,432,472

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable, accrued expenses and other liabilities	$ 1,446,428
Commissions payable	4,727,180
Deferred advisory fees	1,167,620
Other deferred revenue	1,673,250
Profit sharing contribution payable	777,621
Income taxes payable	177,447
Supplemental retirement benefit payable	445,510
	10,415,056

Commitments and contingencies

STOCKHOLDER'S EQUITY:

Common stock - no par value:	
Authorized - 50,000 shares, issued and outstanding - 6,568 shares	127,907
Additional paid-in capital	8,083,442
Retained earnings	5,806,067
	14,017,416
	$24,432,472

See accompanying notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2018

Revenues:	
Commissions	$46,712,374
Advisory fees	60,795,192
Interest income	251,099
Product support income	1,461,369
Service fees	11,162,063
Other income	2,398,544
Total revenues	122,780,641
Expenses:	
Commission expense	98,410,919
Salaries and benefits	8,970,889
Stock-based compensation	199,692
Office and equipment rent	533,057
Management fees	941,230
Repairs and maintenance	45,187
Professional fees	1,212,210
Business taxes	574,436
Registration fees and expenses	1,060,720
Insurance	1,747,778
Dues and subscriptions	149,125
Clearing expense	634,929
Other expense	2,654,352
Depreciation and amortization	69,172
Total expenses	117,203,696
Income before income taxes	5,576,945
Provision for income taxes	1,298,797
Net income	$ 4,278,148

See accompanying notes to financial statements.

KMS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2018

| | Common Stock | | Additional | Retained | Total Stockholder's |
	Shares	Amount	Paid-in Capital	Earnings	Equity
Balance - December 31, 2017	6,568	$127,907	$7,883,750	$3,967,924	$11,979,581
Cumulative effect of adoption of ASC 606 (See Note 1)				209,995	209,995
Balance - January 1, 2018	6,568	127,907	7,883,750	4,177,919	12,189,576
Stock-based compensation			199,692		199,692
Dividends paid				(2,650,000)	(2,650,000)
Net income for the year				4,278,148	4,278,148
Balance - December 31, 2018	6,568	$127,907	$8,083,442	$5,806,067	$14,017,416

KMS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2018

Cash flows from operating activities:	
Net income	$ 4,278,148
Adjustment to reconcile net income to net cash	
provided by operating activities:	
Depreciation and amortization	211,300
Deferred income tax provision	(40,927)
Non-cash compensation relating to stock options	199,692
(Increase) decrease in:	
Commissions and investment advisory fees receivable	(5,622)
Investments	(717,584)
Prepaid expenses and other assets	(188,137)
Due from broker	3,680,180
Increase (decrease) in:	
Accounts payable, accrued expenses and other liabilities	45,772
Commissions payable	28,324
Other deferred revenue	78,141
Profit sharing contribution payable	171,256
Contract acquisition costs	(1,120,753)
Income taxes payable	176,054
Supplemental retirement payable	(56,372)
Net cash flows provided by operating activities	6,739,472
Cash flows from investing activities	
Purchase of office equipment	(72,119)
Net cash flows used in investing activities	(72,119)
Cash flows from financing activities	
Dividends paid	(2,650,000)
Net cash flows used in financing activities	(2,650,000)
Net increase in cash	4,017,353
Cash at beginning of year	6,813,664
Cash at end of year	$10,831,017
Supplemental cash flow disclosures:	
Cash paid for income taxes	1,215,265

See accompanying notes to financial statements.

8

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

KMS Financial Services, Inc. (the "Company") is a fully disclosed Broker Dealer and investment advisor registered with the Securities and Exchange Commission ("SEC"). It is also a member of the Financial Industry Regulatory Authority ("FINRA") and is also an insurance general agent. The Company has been serving the independent financial advisor community since 1971. The independent financial advisors are independent contractor agents (registered representatives and investment advisory representatives) and operate primarily in the Western United States. The independent financial advisors primarily serve retail clients.

The Company is a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc. ("LTS").

New Accounting Standards Adopted

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (the "Standard"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for accounting principles generally accepted in the United States of America ("GAAP") and the International Financial Reporting Standards. The new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations.

On January 1, 2018, the Company adopted ASU 2014-09 and all related amendments ("ASC 606") and applied its provisions to all uncompleted contracts using the modified retrospective method. The Company recognized the cumulative effect of initially applying ASC 606 as an adjustment to increase the opening balance of retained earnings by $209,995.

Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Commissions:
The Company earns fixed commissions by executing client transactions in stocks, mutual funds, variable annuities and other financial products and services as well as from annual trailing commissions, which are variable. Fixed commissions revenue is recognized on trade date when the performance obligation is satisfied. Fixed commissions revenue is paid on settlement date, which is generally two business days after trade date for equities securities and corporate bond transactions and one business day for government securities and commodities transactions. The Company records a receivable on the trade date and receives a payment on settlement date. For variable trailing commissions, the performance obligation is satisfied at the time of the execution of the investments but the amount to be received for trailing commissions is uncertain, as it is dependent on the value of the investments at future points in time as well as the length of time the investor holds the investments, both of which are highly susceptible to factors outside the Company's influence. The Company does not believe that it can overcome this constraint until the market value of the investment and the investor activities are known, which are usually monthly or quarterly. The company's statement of operations reflects trailing commissions for services performed and performance obligations satisfied in previous periods.

Advisory Fees:
Advisory fee revenue represent fees charged to clients based upon the value of client assets under management ("AUM"). The Company records fees charged to clients as advisory fees where the Company considers itself to be the primary registered investment advisor ("RIA"). The Company determined that the primary RIA firm is the principal in providing advisory services to clients and will therefore recognize the corresponding advisory fee revenues on a gross basis when the advisory services are conducted using the Company's corporate RIA platform.

As a result, the portion of the advisory fees paid to the client's independent financial advisor is classified as commissions and fees expense in the statement of operations.

Most of the commission and advisory fee revenue generated by the Company's independent contractor financial advisors is paid to the advisors as commissions and fees for initiating the transactions

Product Support Income:
Product support income represents marketing support fees received by the Company in exchange for information and marketing opportunities provided to strategic partners. This may include the Company providing information about its financial advisors to strategic partners and the opportunity for them to participate and obtain access to conferences hosted by the Company.
.

Service Fees:

Service fees primarily includes 1) amounts charged to independent financial advisors for processing of securities trades and for providing administrative and compliance services, 2) fees earned for arranging the cash sweep program between the customers and third party banks in which clients' cash deposits in their brokerage accounts at the clients discretion are swept into interest-bearing FDIC insured accounts at various third party banks.

Disaggregated Revenue from Contracts with Customers
The following table presents service fees revenue by major source.

Service fees revenue:	
Administrative and compliance services	$ 4,573,998
Securities trade processing	959,927
Cash sweep revenue	5,628,138
Total service fees revenue	$ 11,162,063

Costs to Obtain a Contract with a Customer

The Company capitalizes the incremental costs of obtaining a contract with a customer (independent financial advisor) if the costs (1) relate directly to an existing contract or anticipated contract, (2) generate or enhance resources that will be used to satisfy performance obligations in the future, and (3) are expected to be recovered. These costs are included in contract acquisition costs, net in the statement of financial condition and will be amortized over the estimated customer relationship period.

The Company uses an amortization method that is consistent with the pattern of transfer of goods or services to its customers. Any costs that are not incremental costs of obtaining a contract with a customer, such as costs of onboarding, training and support of independent financial advisors, would not qualify for capitalization.

The Company pays fees to third-party recruiters and bonuses to employees for recruiting financial advisors, which generates ongoing advisory fee revenue, commissions revenue, and monthly service fee revenue to the Company.

An additional cost to obtain an independent financial advisor may include forgivable loans. Forgivable loans take many forms, but they are differentiated by the fact that at inception the loan is intended to be forgiven over time by the Company. The loans are given as an inducement to attract independent financial advisors to become affiliated with the Company. The Company may offer new independent financial advisors a forgivable loan as part of his/her offer letter. These amounts are paid upfront and are capitalized, then amortized over the expected useful lives of the independent financial advisor's relationship period with the Company.

The balance of contract acquisition costs, net, was $1,294,389 as of December 31, 2018, an increase of $978,625 compared to the adoption date of January 1, 2018. Amortization on these contract acquisition costs was $142,128 during the year ended December 31, 2018. This amount is included in other expense on the statement of operations. There were no impairments or changes to underlying assumptions related to contract acquisition costs, net, for the period.

Practical Expedients

The following practical expedients available under the modified retrospective method were applied upon adoption of ASC 606:

1. We applied the practical expedient outlined under ASC 606-10-65-1(h), and did not restate contracts that were completed contracts as of the date of initial application, i.e. January 1, 2018.

2. We applied the practical expedient outlined under ASC 606-10-65-1(f)(4) and did not separately evaluate the effects of contract modifications. Instead, we reflect the aggregate effect of all the modifications that occurred before the initial application date, i.e. January 1, 2018.

3. We applied the practical expedient outlined under ASC 606-10-10-4 that allows for the accounting for incr4emental costs of obtaining contracts at a portfolio level in order to determine the amortization period.

4. We applied the practical expedient outlined under ASC 340-40-25-4 and did not capitalize the incremental costs to obtain a contract if the amortization period for the asset is one year or less.

Impacts on Financial Statements on January 1, 2018

The following table summarizes the impacts of ASC 606 adoption on the Company's statement of financial condition as of January 1, 2018.

The Company reclassified all of its forgivable loans to contract acquisition costs, net in the statement of financial condition. Accounts payable, accrued expenses and other liabilities were adjusted for forgivable loan commitments not yet paid. Prepaid expenses and other assets were adjusted for prior payments related to forgivable loan amounts. Previously, forgivable loans were amortized based on their legal terms, typically forgiven over periods ranging from 3 to 7 years as long as the associated independent financial advisor remained in compliance with the terms of the forgivable loan. Under ASC 606, the acquisition costs, net are amortized over the expected useful lives of the independent financial advisor's relationship period with the Company, which is 7 years.

Statement of Financial Condition

	As Reported	Adjustments	Adjusted
	December 31, 2017	Costs to obtain or fulfill a contract	January 1, 2018
ASSETS			
Cash	$6,813,664	$ -	$6,813,664
Commissions, investment advisory fees and other receivable	5,394,531	-	5,394,531
Due from broker	4,556,471	-	4,556,471
Securities owned, at fair value	227,362	-	227,362
Prepaid expenses and other assets	4,366,071	47,250	4,413,321
Contract acquisition costs, net	-	315,764	315,764
Deposits with clearing organizations	150,000	-	150,000
Office equipment, net of accumulated depreciation of $411,920	211,711	-	211,711
Deferred income tax asset	137,152	(58,519)	78,633
	$21,856,962	$304,495	$22,161,457
LIABILITIES AND STOCKHOLDER'S EQUITY			
Accounts payable, accrued expenses and other liabilities	$934,476	$94,500	$1,028,976
Commissions payable	4,698,856	-	4,698,856
Deferred advisory fees	1,539,300	-	1,539,300
Other deferred revenue	1,595,109	-	1,595,109
Profit sharing contribution payable	606,365	-	606,365
Income taxes payable	1,393	-	1,393
Supplemental retirement benefit payable	501,882	-	501,882
	9,877,381	94,500	9,971,881
Commitments and contingent liabilities			
Stockholder's equity:			
Common stock – no par value:	127,907	-	127,907
Additional paid-in capital	7,883,750	-	7,883,750
Retained earnings	3,967,924	209,995	4,177,919
	11,979,581	209,995	12,189,576
	$21,856,962	$304,495	$22,161,457

13

Impacts on Financial Statements at December 31, 2018

The following tables compare the reported statement of financial condition and statements of operations as of and for the year ended December 31, 2018, to the pro-forma amounts had the previous accounting standards been in effect.

During the year ended December 31, 2018, the Company's net income as reported were greater than the net income amounts without the adoption of ASC 606 due to the following: 1) certain costs to obtain a contract with a customer are now capitalized and have historically been recorded as a period expense, and 2) forgivable loans to independent financial advisors are now amortized over the expected useful lives of their relationship period with the Company's subsidiaries; previously these loans were amortized based on their legal terms.

Statement of Financial Condition

As of December 31, 2018

	As Reported	Balances without the adoption of ASC 606	Effects of Change Higher/(Lower)
ASSETS			
Cash	$10,831,017	$10,831,017	$ -
Commissions, investment advisory fees and other receivable	5,104,891	5,104,891	-
Due from broker	1,175,292	1,175,292	-
Securities owned, at fair value	941,207	941,207	-
Prepaid expenses and other assets	4,601,458	5,611,666	(1,010,208)
Contract acquisition costs, net	1,294,389	0	1,294,389
Deposits with clearing organizations	150,000	150,000	-
Office equipment, net of accumulated depreciation of $452,556	214,658	214,658	-
Deferred income tax asset	119,560	178,079	(58,519)
	$24,432,472	$24,206,810	$225,661
LIABILITIES AND STOCKHOLDER'S EQUITY			
Accounts payable, accrued expenses and other liabilities	$1,446,428	$1,446,428	$ -
Commissions payable	4,727,180	4,727,180	-
Deferred advisory fees	1,167,620	1,167,620	-
Other deferred revenue	1,673,250	1,673,250	-
Profit sharing contribution payable	777,621	777,621	-
Income taxes payable	177,447	173,872	3,575
Supplemental retirement benefit payable	445,510	445,510	-
	10,415,056	10,411,480	3,575
Commitments and contingent liabilities			
Stockholder's equity:			
Common stock – no par value:	127,907	127,907	-
Additional paid-in capital	8,083,442	8,083,442	-
Retained earnings	5,806,067	5,583,981	222,086
	14,017,416	13,795,330	222,086
	$24,432,472	$24,206,810	$225,661

Statement of Operations

Twelve Months Ended December 31, 2018

	As Reported	Amounts without the adoption of ASC 606	Effects of Change Higher/(Lower)
Revenues:			
Commissions	$46,712,374	$46,712,374	$ -
Advisory fees	60,795,192	60,795,192	-
Interest income	251,099	251,099	-
Product support income	1,461,369	1,461,369	-
Service fees	11,162,063	11,162,063	-
Other income	2,398,544	2,398,544	-
Total revenues	122,780,641	122,780,641	-
Expenses:			
Commission expense	98,410,919	98,410,919	-
Salaries and benefits	9,170,581	9,170,581	-
Office and equipment rent	533,057	533,057	-
Management fees	941,230	941,230	-
Repairs and maintenance	45,187	45,187	-
Professional fees	1,212,210	1,212,210	-
Business taxes	574,436	574,436	-
Registration fees and expenses	1,060,720	1,060,720	-
Insurance	1,747,778	1,747,778	-
Interest	7	7	-
Dues and subscriptions	149,125	149,125	-
Clearing expense	634,929	634,929	-
Other expense	2,654,345	2,670,011	(15,667)
Depreciation and amortization	69,172	69,172	-
Total expenses	117,203,696	117,219,363	(15,667)
Income before income taxes	5,576,945	5,561,278	15,667
Provision for income taxes	1,298,797	1,295,222	3,575
Net income	$4,278,148	$4,266,056	$12,092

Fixed Assets

Fixed assets are carried at cost, net of accumulated depreciation and amortization. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets.

Commissions, Investment Advisory Fees and Other Receivable

Commissions, investment advisory fees and other receivable are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2018, no allowance was considered necessary. If an allowance was established, any bad debts would be written off against it, when determined to be uncollectible.

Generally, when a commission and advisory fee receivable is recognized, a related commission payable is also recognized.

Other receivable primarily includes product support receivable.

Fair Value of Financial Instruments

The following table presents the carrying values and estimated fair values at December 31, 2018 of financial assets and liabilities, excluding financial instruments that are carried at fair value on a recurring basis, and information on their classification within the fair value hierarchy. Such instruments are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk.

	Carrying Value	Level 1	Level 2	Total Estimated Fair Value
ASSETS				
Cash	$10,831,017	$10,831,017	-	$10,831,017
Commissions and investment advisory fees receivable	5,104,891	-	$5,104,891	5,104,891
Due from broker	1,175,292	-	1,175,292	1,175,292
Deposits with clearing organizations	150,000	-	150,000	150,000
TOTALS	$17,261,200	$10,831,017	$6,430,183	$17,261,200
LIABILITIES				
Accounts payable, accrued expenses and other liabilities	$1,446,427	-	$1,446,427	$1,446,427
Commissions payable	4,727,180	-	4,727,180	4,727,180
Deferred advisory fees	1,167,620	-	1,167,620	1,167,620
Profit sharing contribution payable	777,621	-	777,621	777,621
Income taxes payable	177,447	-	177,447	177,447
Supplemental retirement benefit payable	445,510	-	445,510	445,510
TOTALS	$8,741,805	-	$8,741,805	$8,741,805

Use of Estimates

GAAP requires management to use estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

2. Accounting Standards Issued, Not Yet Effective

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting, Leases (Topic 840). ASU 2016-02 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The amendments in this ASU are effective for the Company for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early application is permitted for all entities. The Company will adopt the provisions of this guidance on January 1, 2019 using an optional transition method with a cumulative effect adjustment to the beginning balance of retained earnings in the period of adoption. The Company's current lease arrangements expire through 2024.

The Company will elect to utilize the transition package of practical expedients permitted within the new standard, which among other things, allows the Company to carryforward the historical lease classification. The Company will make an accounting policy election that will keep leases with an initial term of 12 months or less off the Company's statements of financial condition and will result in recognizing those lease payments in the statements of operations on a straight-line basis over the lease term.

The Company expects adoption of the new standard will result in the recording of additional net lease assets and lease liabilities of approximately $1.8 million and $1.8 million, respectively, as of January 1, 2019. Adoption of the standard will not materially impact the Company's statements of operations or statements of cash flows.

The Company does not believe the new standard will have a material impact on our liquidity.

The Company is in the process of evaluating changes to its business processes, systems and controls needed to support recognition and disclosure under the new standard. Further, the Company is continuing to assess any incremental disclosures that will be required in the Company's financial statements.

3. Cash

The Company maintains its cash accounts in one commercial bank located in Seattle, Washington. The total cash balances are secured by the Federal Deposit Insurance Corporation up to $250,000. In the normal course of business, the balances in the Company's cash accounts exceed federally insured limits.

Cash at December 31, 2018 consist of $10,831,017, which includes $100,000 that is segregated in compliance with Federal and other regulations.

4. Due from Broker

As of December 31, 2018, due from broker consisted primarily of cash held at the Company's clearing broker.

5. Securities Owned

Investments in common stocks and warrants, mutual funds and U.S. Treasury Notes are carried at fair value based upon quoted market prices.

GAAP defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market or income approach are used to measure fair value.

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 – Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

- Level 3 – Unobservable inputs which reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

Securities owned, at fair value	December 31, 2018			
	Level 1	**Level 2**	**Level 3**	**Total**
U.S. Treasury notes	$793,864	-	-	$793,864
Mutual funds	22,954			22,954
Certificates of deposit	99,918			99,918
Common stock and warrants	28,210	-	-	28,210
Total	$944,946	-	-	$944,946

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company uses the alternative method as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2018, the Company had net capital of $7,378,658, which was $7,128,658 in excess of its required net capital under the Rule of $250,000.

The net capital rules may effectively restrict the payment of cash dividends.

7. Supplemental Retirement Agreement

The Company maintains a supplemental retirement agreement covering a former employee/ stockholder of the Company. The agreement, which commenced in 1998, provides for monthly benefits of $5,000 for the life of the former employee. The Company has recorded a liability of $445,510 for the supplemental retirement agreement, which is equal to the value of an annuity based on the age and life expectancy of the former employee. The Company's policy is to not fund the annuity.

8. Related Party Transactions

The Company has an expense sharing agreement with LTS whereby the Company agrees to reimburse LTS for reasonable expenses paid by them on its behalf. The Company also receives an allocation of product support income and conference income from LTS. During the year ended December 31, 2018, LTS charged the Company approximately $3,377,000, including management fees of $941,000 and insurance expenses of $1,859,000, of which $140,000 was reimbursed by employees. At December 31, 2018, the Company has an intercompany payable in the amount of $10,534 to LTS. This amount is included in Accounts payable, accrued expenses and other liabilities.

The Company has an expense sharing arrangement with Securities America, Inc. ("SA"), a wholly-owned subsidiary of LTS, whereby the Company agrees to reimburse SA for reasonable expenses paid by them on its behalf. During the year ended December 31, 2018, SA charged the Company approximately $469,000. At December 31, 2018, the Company has an intercompany payable in the amount of $145,382 to SA. This amount is included in Accounts payable, accrued expenses and other liabilities.

The Company has an expense sharing arrangement with Ladenburg Thalmann & Co. Inc. ("LTCO"), a wholly-owned subsidiary of LTS, whereby the Company agrees to reimburse LTCO for reasonable expenses paid by them on its behalf. During the year ended December 31, 2018, LTCO charged the Company approximately $3,000. At December 31, 2018, there was no intercompany payable to LTCO.

The Company has an expense sharing arrangement with Security Service Network ("SSN"), a wholly-owned subsidiary of LTS, whereby the Company agrees to reimburse SSN for reasonable expenses paid by them on its behalf. During the year ended December 31, 2018, SSN charged the Company approximately $6,000. At December 31, 2018, there was no intercompany payable to SSN.

The Company has an expense sharing arrangement with Triad Advisors ("Triad"), a wholly-owned subsidiary of LTS, whereby the Company agrees to reimburse Triad for reasonable expenses paid by them on its behalf. During the year ended December 31, 2018, Triad charged the Company approximately $6,000. At December 31, 2018, there was no intercompany payable to Triad.

Through our relationship with Ladenburg Thalmann Asset Management ("LTAM"), revenue in the amount of $402,000 was generated for asset management fees in 2018. This amount is included in Advisory fees.

During the year ended December 31, 2018, the Company paid a total of $2,650,000 in dividend distributions to LTS.

9. Commitments

The Company leases office premises and equipment under noncancelable operating leases. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2018:

Year ending December 31,	
2019	$407,000
2020	311,000
2021	310,000
2022	317,000
2023	321,000
Thereafter	243,000
Total minimum payments required	$1,909,000

Portions of the minimum lease payments can be reduced upon notice and payment of reduction fees as called for in the lease. The Company's rental expense, under operating leases, was $533,057 during 2018.

10. Income Taxes

The Company is a party to a tax-sharing agreement with LTS and is included in the consolidated U.S. federal and certain combined state income tax returns with LTS and its subsidiaries. For financial reporting purposes, the Company determines its income tax provision on a standalone basis pursuant to terms of the tax sharing agreement. Consolidated federal and combined state tax liabilities currently payable by the Company pursuant to the tax-sharing agreement will be paid to LTS. State and local income taxes in jurisdictions where the Company files separately are paid directly to the taxing authority.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date.

Income tax benefits are recognized for a tax position when, in management's judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the tax benefit is measured as the largest amount that is judged to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Company accounts for interest and/or penalties arising from income taxes as a component of income tax expense. As of December 31, 2018, the Company has immaterial amounts of uncertain tax positions and related interest and penalties.

On December 22, 2017 the U.S. government enacted comprehensive tax reform commonly referred to as the Tax Cuts and Jobs Act ("TCJA"). Under GAAP, the effects of changes in tax rates and laws are recognized in the period which the new legislation is enacted. Among other things, the TCJA (1) reduces the U.S. statutory corporate income tax rate from 35% to 21% effective January 1, 2018, (2) eliminates the corporate alternative minimum tax, and (3) changes rules related to uses and limitations of net operating loss carryforwards beginning after December 31, 2017.

In response to the TCJA, the SEC staff issued Staff Accounting Bulletin ("SAB") 118, which provided guidance on accounting for the tax effects of TCJA. The purpose of SAB 118 was to address any uncertainty or diversity of view in applying GAAP in the reporting period in which the TCJA was enacted. In addition, SAB 118 provides a measurement period that should not extend beyond one year from the TCJA enactment date for companies to complete the accounting under GAAP. During the year ended December 31, 2018, the Company finalized the accounting for the tax effects of TCJA with no material changes to the provisional estimate recorded in 2017.

The provision for income taxes for the year ended December 31, 2018 consists of the following:

Current:	
Federal	$1,276,710
State	63,014
Deferred:	
Federal	(46,174)
State	5,247
	$1,298,797

The differences between income taxes expected at the U.S. federal statutory income tax rate of 21% and the reported income tax expense are summarized as follows:

Income before income taxes	$5,576,945
Tax at statutory U.S. tax rate	$1,171,158
State taxes, net of federal benefit	53,895
Permanent differences	54,260
Other	19,484
Income tax expense	$1,298,797

Significant components of the Company's deferred tax assets and (liabilities) as of December 31, 2018 are as follows:

Deferred tax asset:	
Supplemental retirement benefit payable	$97,093
Accrued expenses	96,016
Total deferred tax assets	193,109
Deferred tax liability:	
Contract acquisition costs	(61,934)
Other	(11,615)
Total deferred tax liabilities	(73,549)
Net deferred tax asset	$119,560

In assessing our ability to recover its deferred tax assets, we evaluate whether it is more likely than not that some portion or the entire deferred tax asset will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in those periods in which temporary differences become deductible and/or net operating losses can be utilized. We considered all positive and negative evidence when determining the amount of the net deferred tax assets that are more likely than not to be realized. This evidence includes, but is not limited to, historical earnings, scheduled reversal of taxable temporary differences, tax planning strategies and projected future taxable income. Based on these considerations, we believe it is more likely than not that the Company will realize the benefit of its deferred tax asset as of December 31, 2018.

The Company files a U.S. federal income tax return and state income tax returns in numerous state and local tax jurisdictions. In the normal course of business, the Company is subject to examination by various taxing authorities. As of December 31, 2018, the Company is subject to U.S. federal and state and local income tax examinations for the years ended 2015 through 2018.

11. Employee Defined Contribution and Profit Sharing Plan

The Company's employees are participants in a pension and profit sharing plan that covers substantially all of the Company's employees.

The plan is a 401(k) plan where the employees may elect to make voluntary contributions pursuant to a salary reduction agreement. The Company is obligated for minimum contributions, and may elect to make additional discretionary contributions determined by the Board of Directors. Contributions cannot exceed twenty five percent of compensation. For the year ended December 31, 2018, the Company accrued contributions of $777,621 (including $228,094 of required minimum contributions based on 3% of eligible compensation).

12. Stock Compensation Plans

The Company is a participant in LTS' Amended and Restated 1999 Performance Equity Plan (the "1999 Plan") and the 2009 Incentive Compensation Plan (the "2009 Plan") that provide for the granting of options and other awards to purchase LTS' common stock to certain directors, employees and consultants, at LTS's discretion.

The 1999 Plan provides for the granting of up to 25,000,000 awards with an annual limit on grants to any individual of 1,500,000. The 2009 Plan provides for the granting of up to 45,000,000 awards with an annual limit on grants to an individual of 1,500,000. Awards under the plans include stock options, stock appreciation rights, restricted stock, deferred stock, stock reload options and/or other stock-based awards. Dividends, if any, are not paid on unexercised stock options. The option plans are administered by the compensation committee of the Board of Directors of LTS. Stock options granted under the option plans may be incentive stock options or non-qualified stock options. An incentive stock option may be granted only through August 27, 2019 under the 2009 Plan and May 27, 2009 under the 1999 Plan and may only be exercised within ten years of the date of the grant (or five years in the case of an incentive stock option granted to an optionee, who at the time of the grant, possesses more than 10% of the total combined voting power of all classes of stock of LTS ("10% Shareholder")).

The exercise price of both incentive and non-qualified options may not be less than 100% of the fair market value of LTS' common stock on the date of grant; provided, however, that the exercise price of an incentive stock option granted to a 10% Shareholder shall not be less than 110% of the fair market value of LTS' common stock. As of December 31, 2018, LTS had 16,721,103 options available to grant under the 2009 Plan and 7,412,868 non-qualified options available to grant under the 1999 Plan.

There was no stock option activity related to options granted by LTS to the Company's employees under either the 1999 or the 2009 Plan for the year ended December 31, 2018. Information with respect to outstanding options follows:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2018	246,000	$4.20	5.79	$0
Vested or expected to vest	246,000	4.20	5.79	$0
Options exercisable, December 31, 2018	246,000	4.20	5.79	$0

Restricted stock granted during 2018 was as follows:

Grant Date	Final Vesting Date	Shares	Fair Value
March 7, 2018	March 7, 2022	125,000	$425,000

As of December 31, 2018, there was $336,458 of unrecognized compensation cost for stock-based compensation related to restricted stock grants. This cost is expected to be recognized over the vesting period of the restricted stock, which on a weighted-average basis is approximately 3.19 years for all grants.

Non-cash compensation expense relating to stock options was calculated by using the Black-Scholes option-pricing model, amortizing the value calculated over the vesting period. The Company has elected to recognize compensation cost for option awards that have graded vesting schedules on a straight-line basis over the requisite service period for the entire award. Restricted stock grants to employees are fair valued using the closing price on the date of the grant. This cost will be recognized over the vesting period of the restricted stock. For the year ended December 31, 2018, the non-cash compensation expense relating to option grants and restricted stock to the Company's employees amounted to $111,150 and $88,542, respectively.

LTS' Qualified Employee Stock Purchase Plan (the "Plan") permits employees of LTS and its subsidiaries to acquire up to 10,000,000 shares of LTS' common stock. All full-time employees may use a portion of their salary to acquire shares of LTS' common stock at the end of each option period at a discount of up to 5% below the market price of LTS' common stock on such date. Option periods are three months long and commence on January 1, April 1, July 1, and October 1 of each year and end on March 31, June 30, September 30 and December 31 of each year. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. During 2018, 1,345 shares of LTS' common stock were issued to employees of the Company under the Plan, at prices ranging from $2.21 to $3.23 per share, for an aggregate purchase price of $3,454.

The Company measures the cost of employee, officer and director services received in exchange for an award of equity instruments, including stock options and restricted stock awards, based on the grant-date fair value of the award. The cost is recognized as compensation expense over the service period, which would normally be the vesting period of the options.

13. Contingent Liabilities

In the ordinary course of business, the Company may be named as a respondent in litigation, arbitration or regulatory proceedings and may be subject to unasserted claims primarily in connection with its activities as a securities broker-dealer. When the Company believes that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, the Company accrues such amount.

KMS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

NET CAPITAL

Total stockholder's equity qualified
for net capital .... $ 14,017,416

Deductions and/or charges:
  A.   Non-allowable assets
        Commissions and investment advisory fees
          receivable .... $ 377,711
        Prepaid expenses and other assets 4,601,458
        Contract acquisition costs, net 1,294,389
        Office equipment, net of accumulated
          depreciation 214,658
        Deferred income tax asset 119,560
        Other deductions 1,021
                                6,608,797

Net capital before haircuts on securities positions 7,408,619

Haircuts on securities (computed, where
  applicable, pursuant to Rule 15c3-1(f)):
  C. Trading and investment securities
      2. Debt securities 18,703
      4. Other securities 11,258
  D. Undue Concentration 0
Net capital .... $ 7,378,658

KMS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
(Continued)
December 31, 2018

COMPUTATION OF BASIS NET CAPITAL REQUIREMENT

Minimum net capital required	$	250,000
Minimum dollar net capital required of reporting broker or dealer	$	250,000
Excess net capital	$	7,128,658

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part IIA of Form X-17A-5 as
of December 31, 2018)

		Net Capital
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$	7,378,658
Net capital as computed per this schedule	$	7,378,658



EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
KMS Financial Services, Inc.

We have reviewed management's statements, included in the accompanying KMS Financial Services, Inc. Exemption Report, in which (1) KMS Financial Services, Inc. (the "Company"), a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
March 1, 2019

CONFIDENTIAL

KMS Financial Services, Inc. Exemption Report

KMS Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: (2)(i) and (2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year except as described below.

The exemption provision under SEC Rule 15c3-3(k)(2)(i) and (k)(2)(ii) generally requires that the Company promptly deposit and/or transmit the funds to third party sponsors or the clearing firm and other appropriate parties by the following business day or by noon of the next business day following settlement date, whichever is later. It is Company policy that client funds received at independent financial advisor's branch offices are promptly transmitted in accordance with applicable rules either to the third party sponsor or the clearing firm, or to the Company's home office. If the funds are received by the Company's home office, they are deposited promptly to the special bank account maintained for the benefit of the customer, if applicable, or are promptly transmitted to the third party sponsor or the clearing firm, or other appropriate parties in accordance with the applicable rules.

The Company's policies require that each branch office scan copies to the home office of checks received and transmitted, as well as create a branch office check receipt and disbursement blotter. The Company maintains a centralized check receipt and disbursement blotter for all branch offices and identifies exceptions that may happen as a result of the failure of the Company's independent financial advisor's branch offices to promptly transmit customer checks. In 2018, the Company identified two hundred twenty-three instances in which its independent financial advisors branch offices did not promptly transmit customer checks. In each of these cases, corrective action was taken to prevent similar exceptions from reoccurring.

KMS Financial Services, Inc.

I, Jeffrey Sims, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: Chief Financial Officer

February 25, 2019

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholder of
KMS Financial Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by KMS Financial Services, Inc. (the "Company") a wholly-owned subsidiary of Ladenburg Thalmann Financial Services Inc., and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2018. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the Check Register, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
March 1, 2019

CONFIDENTIAL



SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

KMS Financial Services, Inc.
2001 6th Ave Ste 2801
Seattle, WA 98121-2588

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jeff Sims 206-441-2885

2. A. General Assessment (item 2e from page 2) $114,068.07

B. Less payment made with SIPC-6 filed (**exclude interest**) (55,629.93)

07/26/2018
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $58,438.14

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $58,438.14

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

KMS Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CFO
(Title)

Dated the 20th day of February, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2018
and ending 12/31/2018

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 122,780,641

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 45,343,702

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 634,929

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts. 3,927

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 149,625

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

Expense reimbursement dollar for dollar 603,075

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)

Total deductions 46,735,258

2d. SIPC Net Operating Revenues $ 76,045,383

2e. General Assessment @ .0015 $ 114,068.07

(to page 1, line 2.A.)